UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	September 3, 2012	Announcement Regarding Determination of Issuance Terms of Stock Option Grants (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Senior Managing Director and General Manager of Corporate Planning

Date: September 5, 2012

[Exhibit 1]

[Translation]

September 3, 2012

To whom it may concern:
WACOAL HOLDINGS CORP.

Yoshikata Tsukamoto, President and Representative Director

(Code Number: 3591)

(Tokyo Stock Exchange, First Section)

(Osaka Securities Exchange, First Section)

Ikuo Otani, Senior Managing Director and

General Manager of Corporate Planning

(Telephone: +81(075)682-1010)

Announcement Regarding Determination of

Issuance Terms of Stock Option Grants (Stock Acquisition Rights)

We hereby announce our determination of the following details regarding the issuance of stock options in the form of stock acquisition rights (Wacoal Holdings Corp. Ninth Stock Acquisition Rights), which issuance was previously resolved at a meeting of our board of directors held on July 31, 2012.

Details

1.	Total Number of Stock Acquisition Rights: 53

2.	Amount to be Paid for Stock Acquisition Rights:

799,000 yen per stock acquisition right (799 yen per share)

The right of an eligible recipient to receive remuneration from us shall be offset against the obligation to pay for the stock acquisition rights.

3.	Number of Eligible Recipients and Number of Stock Acquisition Rights to be Allotted:

Fifty-three (53) stock acquisition rights will be allotted to five (5) directors of our directors (excluding outside directors).

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